Exhibit 99.1

BMO’s Code of Conduct

BMO’s Code of Conduct

Chair Message

Message from the Board Chair

George A. Cope

Chair of the Board

BMO’s reputation is built on a foundation of ethical business practices, responsible risk management, and a culture of trust. Our core values of Integrity, Inclusion, Responsibility and Empathy are at the heart of everything we do and guide our interactions with clients and the communities we serve.

Leadership sets the tone for how an organization should act. Our Board of Directors, CEO, and executive committee are fully committed to these values – and we expect the same from every colleague.

Whether you are a client, an employee, a shareholder, or part of a community we serve, you can expect BMO to act with integrity and accountability.

Our Code of Conduct is central to this commitment. It applies to everyone at BMO, including our Board of Directors. By following the Code of Conduct, we protect BMO’s reputation, strengthen trust, and uphold the values that define us.

On behalf of the Board of Directors, thank you for your dedication to these principles and for helping us build a future grounded in accountability and trust.

CEO Message

Message from the Chief Executive Officer

Darryl White

Chief Executive Officer

At BMO, we stand at the intersection of capital, advice, and our clients’ ambitions. Guiding our actions and decisions is our Code of Conduct. It’s more than a set of rules – it reflects who we are and how we succeed for our clients, shareholders, and the communities we serve.

BMO’s Code of Conduct

Through our five commitments, we pledge to: make a positive impact, do what’s right, protect our brand, avoid conflicts of interest and speak up when something doesn’t feel right.

Speaking up is a vital part of our culture. If you encounter behaviour that contradicts our Code, you are expected to raise your concerns. Asking questions and seeking guidance are encouraged. Open communication helps us learn, improve, and protect one another.

Accountability is key. Each one of us owns our outcomes – how we deliver for clients, how we innovate responsibly, and how we protect BMO’s reputation. Acting with integrity and taking ownership earns trust and creates lasting impact.

As we live our Purpose, to Boldly Grow the Good in business and life, remember that success is not only about what we achieve, but how we achieve it.

Thank you for your leadership and commitment to maintaining the highest ethical standards.

BMO’s Code of Conduct

Table of Contents

Section	Sub-Section
Understanding our Code and Values	Our Values, Our Culture, Our Purpose
We Lead by Example
Our Code of Conduct
Doing What’s Right: Making Decisions
Our Five Commitments
Commitment 1 – Make a Positive Impact	Embracing Inclusion
Respecting Human Rights
Fostering Respectful and Safe Workplaces
Community Support
Commitment 2 – Do What’s Right	Conflicting Requirements
Anti-Bribery and Anti-Corruption
Anti-Money Laundering and Anti-Terrorist Financing
Competing Fairly
Trading Securities
Legal and Regulatory Requirements
BMO Policies
Commitment 3 – Protect our Brand	Safeguard our Reputation
Social Media Use
Responsible use of Artificial Intelligence
Protect BMO Information
Working with Client and Employee Information
Disclosing Information about BMO
Reporting Material Information about BMO
BMO Approved Communication Channels
Managing Information
Cyber Security Threats
Protect BMO Property and Assets
Commitment 4 – Avoid Conflicts	Maintaining a Client Focus
Managing Conflicts of Interest
Outside Activities
Misuse of Position
Political Activities

BMO’s Code of Conduct

Gifts, Entertainment, other Benefits, and Payments
Private Investments
Corporate Opportunities
Personal Financial Dealings
Personal Relationships
Commitment 5 – Speak Up!	Where to Speak Up!
Investigations and Audits
What Happens After You Speak Up?
Manager Speak Up! Accountabilities
Protecting Against Retaliation

BMO’s Code of Conduct

Understanding our Code and Values

Our Values, Our Culture, Our Purpose

[IMAGE WITH TEXT] It’s Up To All Of Us

What we achieve as a business is important, but how we get there matters just as much.

Our core values - Integrity, Inclusion, Responsibility and Empathy - guide how we work, shape every decision we make, and define who we are as BMO. Together, these Values ensure that BMO continues to lead as a forward-thinking, values-drive organization – building trust, shaping culture, and fueling performance across our business.

Our Culture brings these Values to life, ensuring we meet the highest ethical and legal standards, enabling effective risk management and organizational resilience, and supporting the execution of our strategy.

[IMAGE: BMO Culture House]

Our Purpose

Boldly Grow the Good in business and life

Why we exist.

Our Culture

Ethical Culture, Risk Culture, Winning Culture

How we work.

Our Values

Integrity, Empathy, Inclusion, Responsibility

What we stand for.

BMO’s Culture includes three key interconnected pillars: Ethical Culture, Risk Culture, and Winning Culture.

•	Ethical Culture - underpinned by this Code of Conduct - sets the expectations for integrity, accountability, and professional behaviour. It outlines the standards every employee, officer and director must uphold to maintain trust and act in alignment with our Values.

BMO’s Code of Conduct

•	Risk Culture reinforces behaviours that support strong risk awareness and prudent decision-making. It ensures we identify, manage, and mitigate risk in a manner consistent with BMO’s Risk Management Framework and Risk Appetite Standard.
•	Winning Culture defines the behaviours that drive high performance. It reinforces how we work together to continuously improve and deliver strong results aligned with BMO’s strategy.

Together, they guide how we work, make decisions, enabling us to live our Purpose, to Boldy Grow the Good in business and life, to drive progress for our clients, colleagues, and communities.

[CALL OUT BOX] The terms “we”, “our”, “us” “everyone” refer collectively to all BMO employees, officers, contractors, contingent workers, and directors globally. “BMO” refers to Bank of Montreal and its subsidiaries.

We Lead by Example

At BMO we are committed to doing the right thing and promoting a culture that reflects our Values. We hold leaders to a higher standard because they play an important role in shaping our culture. Leaders at all levels are required to role model and promote our Values and the behaviours outlined in our Code through their words, actions and decisions. They are also responsible for protecting those who speak up from retaliation and for holding themselves and others accountable when their behaviours don’t meet our expectations.

[CALL OUT BOX] Do your part.

If your role involves leading or managing people, we expect you to:

•	Understand our Values and the Code and promote awareness within your team.
•	Communicate expectations clearly and hold yourself and others accountable.
•	Treat everyone with respect and behave in a way that reflects our Values, both in and outside the workplace.
•	Ensure your team complies with BMO policies and employment requirements (e.g. mandatory training).
•	Recognize employees for doing the right thing.

BMO’s Code of Conduct

•	Know what to do when employees raise questions and concerns, and where to go for answers when escalation is appropriate or required.
•	Create safe spaces for employees to speak up and never retaliate against anyone who raises a concern.

Our Code of Conduct

BMO’s Code of Conduct (the Code) outlines the commitments and performance standards that are expected of us and describes how we meet those expectations. It reflects who we are and sets out the things that we do – as well as what we will not do, under any circumstances.

The Code guides the decisions we make and how we grow our business and achieve results by doing the right thing and providing exceptional experiences for our clients, employees and communities.

The Code applies to everyone who works at BMO as well as members of our boards of directors across the globe. Every employee is required to complete our mandatory annual Ethics, Legal and Compliance Training (ELCT) program and confirm they have read, understood, complied with, and will continue to comply with, the Code. We do not grant or approve waivers to our Code. The requirement that you adhere to the Code does not guarantee employment or modify your employment status. BMO may update or change this Code at any time.

Breaching the Code may damage our reputation, exposes our business to risk, and may lead to legal and regulatory consequences. There will also be consequences, up to and including termination of employment, for violating the Code or failing to complete our ELCT program.

We also expect suppliers who work with us to follow similar principles and share our commitment to ethics and integrity as set out in our Supplier Code.

[CALL OUT BOX] Important Reminder

The Code sets out the commitments and performance standards that guide our Ethical Culture but it does not include all of the detailed requirements that may apply in every situation. You are accountable for reading and understanding the Corporate Policies, Corporate Standards, Operating Procedures and supporting documents (collectively, BMO Policies) that apply to your role as they contain more detailed information and requirements. Together with the Code, BMO Policies help us do our jobs ethically, efficiently and responsibly.

BMO’s Code of Conduct

Doing What’s Right: Making Decisions

[CALL OUT BOX] Good choices, strong culture

People choose to work at and do business with BMO because of our ethical business practices, strong governance, responsible risk management and our commitment to doing what’s right. We work hard to preserve our reputation, and we hold everyone associated with BMO responsible for safeguarding it.

Every interaction and decision that we make is a reflection – either positive or negative – on our brand and reputation. We must consider the impact of our actions and decisions, stay objective, avoid bias and maintain a commitment to doing the right thing, always.

Accountability is one of our Winning Culture behaviours. We act like owners of our results and make the right decisions to ensure the bank’s success. Most of the time, the right decision is easy. But sometimes, you will face tough situations where the answer isn’t clear.

When you’re not sure how to proceed, follow these steps:

1. Pause	• Stop and notice what feels wrong. • Consider if you need more information. • Take a moment to think before acting.
2. Think

•

Are my actions aligned with BMO’s Values, Code of Conduct, Policies and Risk Culture?

•

How would my actions impact others (e.g., BMO, clients, colleagues or the communities we serve)?

•

Is it the right thing to do? Never sacrifice our Values and reputation for personal gain.

3. Act

•

Choose the action that aligns with BMO’s Values, Code of Conduct, Policies, and Risk Culture.

•

Protect and uphold BMO’s reputation in every decision.

•

If unsure, ask for help. Escalate to your manager, the resources in the Speak Up! Playbook or contact Ethics.

Test Your Thinking

BMO’s Code of Conduct

These statements are a simple way to confirm that your actions reflect BMO’s Values and align with the Code. If you have answered yes to these statements, you can proceed with confidence knowing you’re doing what’s right.

Assessing Integrity & Responsibility

•	I would be comfortable explaining this decision to my manager or in a public forum.
•	My actions align with the Code and BMO Policies.

Assessing Empathy & Inclusion

•	I have listened to and understand the perspectives of those involved.

Assessing for Impact

•	I have considered how my choices impact our clients, colleagues and the bank’s success and reputation.
•	The risks associated with my decision are aligned with our risk culture.

Our Five Commitments

Our Commitments

This Code outlines the commitments we’ve made to put our Values into action. It shows us how to do our jobs ethically and maintain the respect of our clients, colleagues and the communities we serve.

Our Code has five commitments rooted in our Values that we must understand, agree to, and follow:

1.	Make a Positive Impact

We embrace inclusion, treat others with respect, and make meaningful impacts on our clients, colleagues and communities.

2.	Do What’s Right

We conduct business with integrity and follow the letter and spirit of the law and BMO Policies.

3.	Protect our Brand

We safeguard our reputation, information, assets and property.

BMO’s Code of Conduct

4.	Avoid Conflicts

We are client focused and use good judgment to manage conflicts of interest.

5.	Speak Up!

We speak up when something doesn’t seem right and support others who raise concerns.

[CALL OUT BOX] Building Success Through Integrity and Accountability

“Success is achieved through intentional actions aligned with our Values, the Code Commitments, and personal accountability. Working together to serve our clients, colleagues and communities builds trust and delivers meaningful results.”

Ula Ubani

Chief Ethics Officer

Commitment 1: Make a Positive Impact

Commitment 1: Make a Positive Impact [TEXT EMBEDDED IN IMAGE]

We embrace inclusion, treat others with respect, and make meaningful impacts on our clients, colleagues and communities.

Covered in this Commitment: Inclusion; Human Rights; Respectful and Safe Workplaces; Community Support

We care about making a positive impact in the lives of our clients, colleagues and communities – so much so that we’ve made it our Purpose, to Boldly Grow the Good in business and life.

Embracing Inclusion

We have an inclusive culture that welcomes and supports people from all backgrounds, perspectives and communities. We are committed to building a workplace that includes the clients and communities we serve, a place where all backgrounds, perspectives and experiences are valued, every person has equal access to opportunities and advancement, and everyone feels they belong.

BMO’s Code of Conduct

We offer workplace accommodations and other supports to help all employees succeed at work. We take accessibility feedback into account and make available the tools and resources to assist every employee to contribute to their full potential.

LEARN MORE: See Accessibility at BMO, Workplace Accommodation on the HR Intranet

We prohibit discrimination on grounds of ethnicity, race, disability, age, religion, gender identity, sexual orientation, or any other reason protected by law.

[CALL OUT BOX] How can you demonstrate inclusion?

•	Acknowledge and be open to learning from our differences.
•	Actively listen to understand, be supportive and respect different perspectives and viewpoints.
•	Foster an environment where people are open to talking about and accepting differences.
•	Welcome clients, colleagues and communities of all backgrounds to drive inclusion and equal opportunities to grow for everyone.

Respecting Human Rights

We respect human rights and stand against all forms of modern slavery and human trafficking. We comply with applicable employment standards and human rights legislation in the jurisdictions where we operate. BMO has policies, procedures and practices to support our commitment to human rights and the fair treatment of all people.

We engage with suppliers and other business partners who commit to operating in a manner consistent with our Values. BMO’s Supplier Code sets out the standards that we expect our suppliers to meet in respecting human rights, upholding ethical business practices and complying with the law.

LEARN MORE: Statement on Human Rights, and Statement Against Modern Slavery and Human Trafficking

Fostering Respectful and Safe Workplaces

We all need to be aware of how we speak, act, and treat each other. We must act with integrity. Our behaviour and communications must be respectful, professional and align with the Code. We all need to feel respected, valued and heard.

[CALL OUT BOX] Your Actions Matter

BMO’s Code of Conduct

•	Lead with empathy. Consider your tone and the impact your words may have on others.
•	Own your mistakes. If something doesn’t go as planned, acknowledge it, learn from it, and apologize.
•	Speak up. If something feels off, trust your instincts – others may feel the same way.

Employee wellness and safety come first. We take reasonable and necessary precautions to ensure our offices and branches remain safe places for our employees and clients. We prohibit and take appropriate action against behaviours that compromise our safe and respectful workplace, including harassment, discrimination, violence (physical and verbal), bullying, intimidation and retaliation.

BMO has programs and resources that aim to create a safe and inclusive workplace for all. These include programs regarding health and safety, anti-harassment, bullying and victimization at work, resolution programs and grievance procedures, workplace violence, employee protection plans, drug-free workplace programs, drug and alcohol guidelines, and employee wellness programs, resource groups and flexible work arrangements.

QUICK FACT

Employee Assistance Program (EAP): TELUS Health EAP is a confidential service available to BMO employees 24 hours, 7 days a week and offers a wealth of resources, information and personal support services. Visit Contacting the EAP on the HR Intranet for more information.

Speak Up! if you witness or experience discrimination, harassment or inappropriate behaviours from a colleague, client, service provider or anyone else associated with BMO that you interact with either virtually, or at our offices, branches, whether during or outside of work hours. You should also promptly report any harassment allegations made against you to your manager, and Employee Relations via the Human Resources Centre.

QUICK FACT

Employees can report any physical security concerns such as workplace disruptions, property damage, and lost or stolen bank equipment to Physical Security Intake or for urgent requests, call the Physical Security Contact Centre at 1-800-268-9373.

LEARN MORE: Statement on Health and Wellbeing, HR Operating Procedures (P&P), Employee Relations, Physical Security

BMO’s Code of Conduct

[CALL OUT BOX] Did you know?

The word “harassment” is used often, but not all uncomfortable interactions are harassment. Minor workplace conflicts or disagreements, constructive feedback and challenge, performance management and other reasonable management action is not harassment, discrimination or retaliation. Harassment includes spreading malicious rumors or gossip about an individual or group; bullying; threats; unwelcome physical or sexual contact; offensive remarks or demeaning statements about a person’s sex, gender identity, body, clothing, appearance, or other characteristics protected by law, whether directed at an individual or made generally.

LEARN MORE: See Concerns about harassment, discrimination or violence on the HR Intranet

Community Support

If you are involved in a Community Support request, you must adhere to the Code, Managing Conflicts of Interest Operating Directive and Community Giving Guidelines, which require that you:

•	Exclude yourself from the request and approval process, and do not use your position to influence funding decisions if you have a personal connection to the requesting organization.

•	Do not direct the disbursement of support funds or accept control or ownership of the Community Support program, activity or initiative.

Consider potential reputation risk to BMO and ensure Community Support is directed at reputable organizations and programs that align to BMO’s Purpose and Values.

[CALL OUT BOX] Annual Employee Giving Campaign: Reminder for Managers

Creating excitement and energy during the annual campaign is important and encouraged, but please remember:

•	A core tenet of employee giving is choice. Employees should never be required to participate, donate a specific amount, asked whether they’ve donated, or provide proof of donation.

BMO’s Code of Conduct

•	Any employee giving pledge incentives and any contests that you run must comply with relevant laws and prizes must not be solicited from external parties such as vendors or clients.

LEARN MORE: Employee Giving

Commitment 2: Do What’s Right

Commitment 2: Do What’s Right [TEXT EMBEDDED IN IMAGE]

We conduct business with integrity and follow the letter and spirit of the law and BMO Policies.

Covered in this Commitment: Anti-Bribery and Anti-Corruption; Anti-Money Laundering and Anti-Terrorist Financing; Compete Fairly; Trading Securities; Legal and Regulatory Requirements; BMO Policies

The Code is BMO’s ethical compass and the foundation of all our policies and procedures. Our success relies on what we do and how we do it. In our highly regulated industry, we must act with integrity and adhere to laws, rules, regulations, policies and procedures to maintain the respect of our clients, employees and communities, and protect our brand.

Conflicting Requirements

If following the Code would cause you to violate the law, follow the law. However, if a conflict arises between local custom and the Code, follow the Code. If your business unit or location is subject to regulatory requirements or BMO Policies that are more restrictive than the Code, follow the more restrictive requirements. Ask your manager for guidance if there are conflicting requirements.

[CALL OUT BOX] Did you know?

The Code also supports BMO’s Risk Culture, which reflects our shared norms, attitudes, and behaviours related to risk awareness, risk-taking, and risk management. Our Risk Culture guides how we understand, communicate, and manage risk across the Bank. It is demonstrated through six key behaviours: Leadership (lead by example), Learning (develop competencies), Incentives (balance risk and reward), Accountability (take ownership), Decision Making (collaborate with intention), and Communication & Challenge (speak openly).

BMO’s Code of Conduct

Together, these behaviours help us make responsible choices and safeguard our clients, colleagues, and BMO.

LEARN MORE: See ERPM Central - Risk Culture at BMO

[CALL OUT BOX] Remember, following the law, rules, regulations and policies means more than just adhering to the strict wording of each requirement – it also includes following the underlying principles and intention behind it.

Anti-Bribery and Anti-Corruption

Anti-Bribery and Anti-Corruption Requirements

Comply with all anti-bribery and anti-corruption (ABAC) laws, regulations and BMO Policies applicable in jurisdictions in which BMO operates.

•	Do not accept or offer bribes, kickbacks or facilitation payments, and do not engage in other corrupt practices. We are prepared to forego sales, contracts and other business advantages if necessary to maintain our commitment to conducting business with integrity and in full compliance with ABAC laws.

•	Ensure suppliers are aware of, understand and respect the principles of BMO’s Supplier Code.

•	Promptly report any suspected corrupt activities to Ethics or through the anonymous Speak Up! Service.

LEARN MORE: Refer to the Anti-Corruption resources

Anti-Money Laundering and Anti-Terrorist Financing

•	Comply with applicable regulatory and AML Program requirements on anti-money laundering,

anti- terrorist financing and sanctions measures.

•	Know your clients and collect all required client information.

•	Do not provide financial services or advice contrary to law and AML Program requirements, and do not help clients evade these requirements.

BMO’s Code of Conduct

•	Report unusual activities as described in BMO’s Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Program. Clients must not be told that their activities are being reported.

Competing Fairly

Follow all laws and BMO Policies that protect fair competition (competition/antitrust laws). Remember to seek legal advice before entering into any agreement or understanding with a competitor or sharing any information which could be competitively sensitive. Do not enter into agreements or understandings with competitors if they are about prices, fees, rates, markets, clients, products or services. Understandings with any other employer about hiring practices, compensation or other key employment terms are also prohibited. Both types of agreements may also be criminal.

•	Be mindful of the Trade Association and Industry Group Guidance if you are participating in a trade association or other industry group activity, or in any interaction with a competitor. If prohibited topics arise, speak up and say you will not participate in the discussions.

•	Be cautious and seek legal advice when engaging in business activities that might reduce competition.

•	Do not share any non-public information about BMO’s business.

•	Ensure that BMO’s advertising and public statements are never misleading and that we follow laws and BMO Policies relating to advertising and marketing.

•	Always follow the Competition/Antitrust Directive. Promptly escalate concerns to the Competition/ Antitrust Office, Ethics or through the anonymous Speak Up! Service.

LEARN MORE: Fundamentals of Competition/Antitrust: Interactions with Competitors and Other Employers

[CALL OUT BOX] CASE STUDY

What if you’re asked to share competitively sensitive information?

I regularly attend meetings with other financial services professionals, including former BMO colleagues and friends. We usually discuss general industry trends and regulatory updates, and sometimes have dinner afterwards. At a recent dinner, a friend who now works for a competitor suggested we share information

BMO’s Code of Conduct

on a topic that I know is confidential and important to BMO’s competitive position. He said it would help us “perform better”. This didn’t seem right, and I wasn’t sure how to respond.

If you are approached by a competitor on a subject that you feel could be improper, you must make it clear to them in the moment that you cannot participate any further and promptly report the incident to the Competition/Antitrust Office. You can also report concerns to Ethics or through BMO’s confidential and anonymous Speak Up! Service.

Trading Securities

• Do not engage in trading activities that attempt to manipulate or undermine the integrity of capital markets.

• Do not use material non-public information or share it with others inappropriately. Do not trade securities (including BMO securities) based on material, non-public information – that is, information which could have a significant effect on the market price or value of a security which has not been publicly disclosed. These actions violate securities regulations, as well as our Code.

• Do not spread rumours to manipulate a security price. Do not engage in market timing of securities and mutual funds.

• Do not engage in any trades or transactions that could mislead or result in a lack of transparency for clients or in the markets.

• Be mindful when trading BMO securities, as you may be subject to additional restrictions based on your role. Contact Employee Trading for more information.

• Certain employees are also subject to separate policies governing the treatment of potentially material non-public information. Ensure you comply with any BMO Policies that apply to your role.

LEARN MORE: See Employee Personal Trading and the Personal Trading in Securities and the Prevention of Insider Trading Operating Directive.

Legal and Regulatory Requirements

• Comply with laws, rules and regulations, in addition to any Voluntary Codes of Conduct and Public Commitments that BMO has agreed to.

BMO’s Code of Conduct

• Do not commit crimes or engage in financial misappropriation — including embezzlement, insider trading, kiting, float creation, forgery, tax evasion, benefit fraud or other improper use of funds, property or other assets. Do not help others do these things.

[CALL OUT BOX] Did you know?

You must promptly notify Employee Relations if you are convicted of or have entered an agreement to resolve criminal charges related to dishonesty, breach of trust, money laundering or any criminal offence that is relevant to your job. Employee Relations will then guide and advise you on next steps, if any. Employees who are registered with a regulator are subject to more stringent rules around the disclosure of criminal charges and may need to disclose those as soon as a criminal charge is issued. Follow BMO Policies and regulatory requirements applicable to your line of business or role.

BMO Policies

Each operating group develops BMO Policies and training that address the legal, regulatory, business, and risk management considerations specific to its business and clients. These policies outline the detailed requirements that apply to your role, and you are responsible for understanding and following them.

By following BMO Policies and completing any required training, you can confidently support our clients, make well-informed decisions, and help reduce the potential for risk and loss. Remember that not following BMO Policies or completing required training can result in serious consequences for you and for BMO.

LEARN MORE: Refer to the Corporate Policies & Procedures library to browse or search circulars, policies and procedures. Refer to the Line of Business Portals for business specific policies and training requirements.

Commitment 3: Protect our Brand

Commitment 3: Protect our Brand [TEXT EMBEDDED IN IMAGE]

We safeguard our reputation, information, assets and property.

BMO’s Code of Conduct

Covered in this Commitment: Reputation risk; Social Media Use; Responsible Use of Artificial Intelligence; Protecting BMO Information; Working with Client and Employee Information; Approved Channel for Business Communications; Managing Information Securely; Cyber Security Threats; Protecting BMO Property.

Safeguard our Reputation

Reputation is one of our most valuable assets. Protecting and maintaining it can increase shareholder value, reduce cost of capital, and improve employee engagement. Harm to our reputation may reduce revenue, client loyalty and share price. We could also face costly litigation, regulatory sanctions and additional regulatory oversight resulting from misconduct.

We are accountable for our personal and professional conduct, both inside and outside of work. Our personal and professional images are linked and your conduct outside the workplace may reflect on BMO and harm our reputation.

Understand ways to manage reputation risk, including:

• Think carefully before you act, and consider the impact and potential consequences of your decisions (refer to our Doing What’s Right model).

• Conduct yourself ethically and with integrity in accordance with the Code and all applicable laws.

• Consider reputation risk and risk culture when developing and implementing strategy, operating businesses, operating control processes and managing risks generally.

• Proactively assess risk across industries, product lines and revenue streams to identify early warning signs, manage concentrations and take action.

Social Media Use

[CALL OUT BOX] Social Media Use

Your use of social media can affect you personally and professionally, expose BMO to reputation, legal, and regulatory risks, and harm our brand. Ensure that your actions online are respectful and in accordance with the Code, BMO’s Social Media Guidelines, and any social media guidelines or other policies that apply to your business unit. Unless you have been specifically authorized to do so by Media Relations or the Enterprise Social Media Team, do not post about BMO products and services on social media or use social media to communicate about BMO business.

BMO’s Code of Conduct

Use good judgment and be mindful –Remember that any information published online, including on social media, is public and permanent. BMO’s expectations on social media apply both on and off duty, whether you are at a BMO workplace or elsewhere. Social media posts, shares, likes or other content that include discriminatory remarks, harassment, threats of violence or similar inappropriate or unlawful conduct will not be tolerated and may subject employees to disciplinary action, including termination.

LEARN MORE: Reputation Risk Corporate Standard, Risk Culture at BMO, BMO’s Social Media Guidelines, Acceptable Use Directive, Public Expression of Personal Views – Canada, Public Expression of Personal Views - US

Responsible Use of Artificial Intelligence

As BMO advances its digital-first strategy, leveraging AI-powered solutions to create value and build future-ready capabilities, we must remain mindful that misuse of AI can impact BMO’s reputation and client confidence, in addition to having legal, regulatory and financial impacts. Follow these requirements:

•	Always follow our AI Risk Directive, to ensure that all AI use cases created and used at BMO comply with our Responsible AI Principles.

•	AI tools must be approved by BMO before they can be used for business purposes. This includes tools that are internally built, procured from a third party, or made available like Microsoft Copilot and Copilot Chat (which must be used in compliance with the Microsoft Copilot – Acceptable Use Guidance and any additional rules or use cases applicable to your Line of Business or Operating Group).

LEARN MORE: AI Risk Directive; Data Risk Directive, Acceptable Use Directive; Microsoft Copilot – Acceptable Use Guidance

[CALL OUT BOX] Use only BMO approved AI Tools and Applications

When conducting BMO business, you must only use AI tools that are approved by BMO and accessed through approved channels. Do not use unapproved AI tools (e.g., external chatbots or generative AI platforms) for work-related tasks or business communications, even if no confidential information is entered. Using unapproved AI tools and applications can put BMO, our clients, and you at risk.

BMO’s Code of Conduct

Protect BMO Information

Protect BMO’s non-public information, including our clients, suppliers, and employees (past, present and those we are engaged with as prospects). Appropriately manage information that is protected by contractual terms, including confidentiality or non-disclosure agreements. Comply with all laws that concern collecting, using, disclosing, retaining, disposing of and allowing access to personal information. Do not send any confidential or proprietary information to your personal email or device.

Working with Client and Employee Information

Follow all privacy laws and BMO Policies on personal information. Use and disclose this information only for the specific purpose for which it was collected. Always get consent before using or disclosing an individual’s information unless BMO already has the individual’s consent or otherwise permitted by law.

Accessing client or employee information without a valid business purpose is never allowed – it is a privacy incident and a violation of our Code. This includes accessing accounts of family members, friends, colleagues and other individuals without a business purpose, and accessing your own accounts outside of self-serve client channels (e.g., Online Banking). Keep client and employee information strictly confidential and use or disclose it only under the terms of BMO’s Privacy Risk Directive and Acceptable Use Directive.

BMO is also required to keep a record of each privacy incident, so remember to report any instance of unauthorized access to employee or client information to the Privacy Office.

[IMAGE WITH EMBEDDED TEXT] Think: Do I need this for my work? If not, don’t access it.]

[CALL OUT BOX] Did you know?

BMO maintains a framework to guide the responsible and secure use of its digital tools and technologies. This includes:

monitoring personal banking, investment and loan accounts, security access cards and IP addresses, systems and applications that store and send information (servers, networks, email, internet browsing, AI prompts, etc.), as well as personal mobile devices enrolled in BYOD or applications on personal mobile

BMO’s Code of Conduct

devices that employees are directed to utilize when accessing BMO resources, to identify inappropriate activity, unauthorized access and to ensure we are meeting policy and business requirements. For example, you are never permitted to look at:

- Account transactions to see how much your colleague earns or what bonus amount they received.

- A child’s account balances to see if they have enough money to cover school expenses.

- A friend’s address to send them a gift.

- Account balances to see if a cheque you received from a BMO account holder is going to clear.

- Account transactions to see what your current or former partner is up to.

There are serious consequences for accessing client or employee information without a valid business purpose.

Disclosing Information about BMO

Do not disclose non-public information to anyone except in accordance with BMO’s Disclosure Standard. Only authorized spokespersons may communicate to the investor community and the media about BMO and its financial results.

Any inquiries you receive, including those from the investment community or media, should be directed to the Head, Investor Relations or the Chief Communications and Social Impact Officer, as appropriate.

Under BMO’s Disclosure Standard, BMO’s disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information is gathered and reported to senior management so that appropriate decisions can be made regarding public disclosure in accordance with applicable securities legislation.

Reporting Material Information about BMO

All developments, facts or changes you are aware of that could reasonably be considered material to BMO must be promptly communicated following the escalation processes detailed in BMO’s Disclosure Standard.

BMO Approved Communication Channels

BMO’s Code of Conduct

Business communications must only be conducted through the BMO approved and controlled channels and applications outlined in our Communication Guidance and associated BMO Policies. Employees must only use devices and applications approved by their operating group for business activities and communications (e.g., corporate-owned devices and BYOD for some operating groups). Some of our businesses are subject to more stringent rules regarding the devices that are permitted for business communications – employees should be familiar with the BMO Policies applicable to their operating group.

[CALL OUT BOX] What are Business Communications?

Business communications include any client or prospective client communications as well as any other communications, whether internal or external, about BMO products, services, processes or strategies.

[CALL OUT BOX] CASE STUDY

Business communications must be on approved communication channels

A friend that you’ve known for many years recently left their role at another firm and started a new role with BMO. You regularly spend time together outside of work and communicate through messaging apps on your personal phones which are not approved BMO devices. As the weekend is approaching you message each other to make plans for Saturday night, but the chat transitions to a client matter that you are both working on.

As a BMO employee, you are only permitted to conduct business communications on approved communication channels. In this example, texting with your friend about business-related matters on a non- approved BMO phone is a direct violation of BMO Policies and our Code. Please refer to the Communication Guidance that sets out approved channels for each line of business.

Managing Information

Comply with BMO Policies to ensure the accuracy, completeness and proper maintenance of records, data and information that BMO owns, creates, collects, uses, and manages, in all types of media. You must:

• Maintain and dispose of records according to BMO’s Records Retention schedule, unless they are subject to a legal hold that requires you to keep them longer and exempts them from the retention schedule, disposal projects, or any annual clean up campaigns.

BMO’s Code of Conduct

• Ensure all communications are professional and respectful. Remember that others may review any record you create, including email and virtual chat messages.

• Share and store BMO information in accordance with BMO’s Permission Guide.

• Ensure BMO content, products, services, processes, systems and technologies do not violate the intellectual property rights (patents, copyrights, trademarks, trade secrets) of others.

Cyber Security Threats

Be alert to external security threats to BMO information and information entrusted to us — don’t put this information at risk. You must always protect BMO information. When accessing BMO’s network remotely you must avoid public Wi-Fi and use BMO’s Virtual Private Network (VPN) to protect yourself and BMO against potential breaches of our security. When sending email with confidential and highly sensitive information to external recipients it must be encrypted via [PROTECT]. Information must be retained or disposed of securely and in accordance with BMO Policies.

Fraudsters are more sophisticated than ever and using technology, including AI enabled social engineering, to make their phishing communications appear more legitimate. Be suspicious, slow down and always consider if a request is uncharacteristic of the sender or out of the ordinary. When in doubt don’t click or respond. Report suspicious emails to BMO’s IsIt.Safe service.

LEARN MORE: FCU Security Best Practices Guide, Data Loss Prevention (DLP), BMO’s Data Management Protection Standard, BMO’s Records Retention Schedule

[CALL OUT BOX] Did you know?

All incoming email at BMO is scanned by our enterprise email security systems for known or suspected malicious activity (such as phishing campaigns). You can help protect BMO by reporting suspicious emails to BMO’s IsIt.Safe service. Visit the FCU Security Centre for cyber security tips and more information about reporting incidents that don’t seem right.

Protect BMO Property and Assets

BMO’s Code of Conduct

•	Protect & respect BMO’s intellectual property rights (patents, copyright, trademarks and trade secrets), which extends to everything you create in the course of your employment at BMO or by using BMO data, BMO information or BMO resources.

•	Use BMO property (such as phones, computer networks, devices, applications and software) only for legitimate business purposes. Do not install unauthorized software or storage devices on BMO- owned computers and devices.

•	Do not use BMO property to transmit, view, generate, print, retrieve, download, or store communications that are discriminatory, defamatory, obscene, damaging (such as computer viruses), threatening or harassing. Do not use or distribute material that is inappropriate in a business environment (such as sexually oriented literature or chain letters). Follow BMO’s Acceptable Use Directive when using BMO property and assets.

•	Protect BMO systems and assets, as well as those of BMO’s suppliers, against improper use, theft, and misappropriation.

•	Follow established policies and procedures and promptly report a security concern to Physical Security.

LEARN MORE: Physical Security

[CALL OUT BOX] Protecting BMO Devices - Best Practices:

•	Leave your computer on overnight to allow updates to be installed.
•	Use strong passwords that comply with BMO’s Strong Password Guidelines.
•	Always lock your computer screen when you leave your desk, whether you are in a BMO office or working from locations outside of BMO offices.
•	Only use BMO approved devices for BMO- related work.
•	Never use public Wi-Fi networks or public USB charging stations.

[CALL OUT BOX] Did you know?

When your employment at the bank ends, you must return all BMO property and assets. You continue to be prohibited from sending BMO confidential or proprietary information to your personal email, retaining copies of confidential information, or misusing BMO assets and information which would include any client related information. Managers are responsible for minimizing the risk of

BMO’s Code of Conduct

data loss by ensuring that physical assets are collected, access is removed and offboarding requirements are completed.

Commitment 4: Avoid Conflicts

Commitment 4: Avoid Conflicts [TEXT EMBEDDED IN IMAGE]

We are client focused and use good judgment to manage conflicts of interest.

Covered in this Commitment: Maintaining a Client Focus; Misuse of Position; Managing Conflicts of Interest; Outside Activities; Political Activities; Gifts and Entertainment; Private Investments; Corporate Opportunities; Personal Financial Dealings; Personal Relationships

Maintaining a Client Focus

We are committed to helping our clients make real financial progress, and driving positive change for a thriving economy, a sustainable future and stronger communities. Our clients are at the centre of everything we do. We treat our clients and prospective clients fairly. We prohibit discrimination on grounds of ethnicity, race, disability, age, religion, gender identity, sexual orientation, political affiliation or ideology, or any other reason protected by law.

We Act in a Way that is Fair, Honest and Transparent. We:

•	Understand our products and services and the rules that apply to them.

•	Offer our clients products and services that are appropriate for them.

•	Clearly and accurately explain the terms and conditions of our products and services, and give appropriate disclosures that are clear and not misleading.

•	Do not take advantage of, coerce, impose excessive or persistent pressure on, or provide false or misleading information to a client or any member of the public. Pay particular regard to those who may be vulnerable due to age, disability, financial hardship, language barriers, or other circumstances.

•	Promptly escalate client complaints or concerns.

BMO’s Code of Conduct

•	Obtain proper and informed consent from our clients in line with the law, regulations and BMO Policies.

[CALL OUT BOX] CASE STUDY

Maintain a Client Focus

You know your client isn’t interested in a new credit card, but your manager continues to suggest ways to convince them to open a new card so that you can meet your sales goals or scorecard targets. Is your manager doing the right thing?

Definitely Not! Client needs should be prioritized over sales goals. Your manager is not complying with BMO Polices, the Code and regulatory requirements by pressuring you to recommend a product that the client does not want or need, and prioritizing sales goals or scorecard targets over client needs. BMO’s success relies on creating and maintaining an ethical culture. It’s vital that we continue to think about how we are achieving results and uphold our core Values of Integrity, Inclusion, Responsibility and Empathy in our daily work.

If you feel pressured to make decisions that don’t feel right, Speak Up!

Managing Conflicts of Interest

Our decisions and actions at work and in our personal lives can have unintended consequences for many people, not just ourselves. Be aware of actual, perceived or potential conflicts and use good judgment to avoid them.

A conflict of interest can arise when your personal interests conflict with what’s best for BMO, our clients, employees, or suppliers - or when BMO’s interests materially oppose those of our clients or suppliers. Even if no actual conflict exists, the perception of one can raise concerns about your ability to perform your job effectively and objectively. Conflicts can result from the relationships we have or the activities that we engage in. You must follow BMO Policies and local laws and regulations to promptly disclose matters that could pose a conflict of interest. Remember that a conflict of interest can exist even when we’ve behaved ethically. The existence, perception or appearance of a conflict is enough to harm BMO’s reputation.

[CALL OUT BOX] What are some examples of actual or potential conflicts?

BMO’s Code of Conduct

•	Supervising or influencing decisions involving family members or individuals that you have a close personal or significant financial relationship with.
•	Borrowing money from or lending money (including co-signing or guaranteeing loans) to clients, colleagues, or suppliers.
•	Using confidential information obtained through your role for personal benefit or to benefit a family member or close friend.
•	Acting as an officer, director, or board member for an outside organization without prior approval.
•	Holding outside employment or running a personal business that competes with BMO or interferes with your ability to perform your role effectively and objectively.
•	Giving or accepting gifts, entertainment, or other benefits that could create a sense of obligation or influence business decisions.
•	Working on behalf of BMO on a transaction where you, a family member, or someone close to you has a financial interest.

[CALL OUT BOX] Doing What’s Right When Conflicts Arise

Everyone has the responsibility to know what steps must be taken to avoid actual, potential or perceived conflicts of interest.

When assessing potential conflicts of interest, use the Doing What’s Right Decision-Making Model:

Pause: Stop and notice what could be concerning.

•	Are my personal interests potentially conflicting with what is best for BMO?
•	Could my actions be perceived as a conflict of interest?
•	Are BMO’s interests materially opposed to those of clients or other parties involved?

Think: Ask yourself questions to reflect on the situation.

•	Could this create bias or appear improper?
•	Will I, a family member or someone close to me gain any financial or personal benefit from this decision or action?
•	Does the situation align with BMO’s Values, the Code, policies and our Risk Culture?
•	Would I be comfortable if this situation was reported in the media?

Act: After weighing the considerations move forward.

BMO’s Code of Conduct

•	If there are no actual, potential or perceived conflicts of interest, and your actions align with our Values, Code, policies and Risk Culture - Proceed.
•	If conflicts are identified, ensure they are disclosed so they are avoided or managed.

If you are unsure, escalate to your manager or Ethics before proceeding. Refer to the Managing Conflicts of Interest page for more information.

Outside Activities

Additional roles and activities that you participate in outside of work can create actual, potential or perceived conflicts of interest. This is especially true if they involve competing or related industries, or if they could compromise your ability to remain objective and perform your best work for BMO and our clients.

You must disclose and obtain prior approval before engaging in certain activities outside of BMO ) to ensure any potential perceived or actual conflict with BMO’s interests is promptly identified and managed. You must also disclose if the nature of the outside activity changes. Some employees, including securities registrants, are subject to additional disclosure requirements. Make sure that you comply with any business specific requirements. Managers are responsible for reviewing outside activities and making approval decisions, with Compliance involved where required.

Some examples of outside activities that require disclosure and prior approval before engaging in the activity include, but are not limited to:

•	Certain volunteering activities — including volunteer board roles and activities that are in a related industry or involve a treasury or cash management role.

•	Employment outside of BMO — including paid employment with any for-profit or not-for-profit entity.

•	Political participation — including running for public office, supporting a candidate who is running for office, or actively advocating for a political cause.

•	Owning/Operating a Business —private corporation

•	Real estate related activities — including holding a real-estate license for personal and immediate family members’ transactions.

BMO’s Code of Conduct

You must not use company resources or BMO premises to engage in personal activities. Unless the outside activity is BMO-sponsored, make it clear that BMO is not associated with the outside activity. Don’t make statements that might discredit BMO or our competitors. Do not engage in activities that conflict with local laws or regulations.

LEARN MORE: Refer to the Managing Conflicts of Interest page for additional information and guidance.

[CALL OUT BOX] Did you know?

Before starting certain activities outside your role at BMO, you must disclose and obtain prior system approval using the Managing Conflicts of Interest (MCOI) tool.

Your Responsibilities:

•	Disclose your activity promptly before it starts to allow time for necessary reviews.
•	Check your approval status and any conditions of approval using the My Activities tab in the MCOI tool.
•	Confirm that your activity is approved in the MCOI tool before you begin.
•	Ensure that you comply with any conditions on the approval of your activity and update your disclosure if the nature of the activity changes.
•	If you’re unsure whether disclosure is required, visit the Managing Conflicts of Interest intranet site or reach out to your Compliance Group for further guidance.

[CALL OUT BOX] Before You Engage in Any Outside Business Activity, Ask Yourself:

•	Can I still meet my obligations to BMO, or will competing priorities and time commitments get in the way?
•	Is there any chance BMO resources or confidential information could be misused?
•	Could this activity harm BMO’s brand or reputation?
•	Might my involvement be perceived as BMO’s endorsement, partnership, or sponsorship?

BMO’s Code of Conduct

•	Could this create a real or perceived conflict of interest with BMO’s business relationships?

Misuse of Position

•	Do not use your position or connection with BMO to benefit yourself or people with whom you have a relationship, such as family members, personal friends, business associates or colleagues. Stay objective and avoid bias when making decisions.

•	Do not take unfair advantage of any client, supplier, competitor or employee through manipulation, concealment, abuse of privileged information, misrepresentation, or any other unfair dealing practice.

•	Do not use your employee banking privileges as a benefit for others or for personal profit; use them only for the purposes described in the applicable terms and conditions, user agreements, and similar documents.

•	Do not use your position to compromise our clients’ interests.

•	Do not use access to BMO information or other assets to personally benefit yourself or people to whom you are connected.

Political Activities

Political activities - including running for public office, supporting public officials and participating in political campaigns can create real or perceived conflicts of interest. Certain employees are also subject to federal, state or local regulations that restrict or prohibit political contributions or participation. To navigate these situations responsibly, you must:

•	Understand who qualifies as a “Public Official.” This definition is broader than members of government and may include employees of commercial enterprises that are state-owned or in which a government agency has an ownership interest and exercises some control. If you’re unsure whether someone meets this definition, contact the Ethics Office for guidance.

BMO’s Code of Conduct

•	Comply with legal, regulatory, and policy requirements for political participation. This includes restrictions on using corporate funds to support political candidates, campaigns, committees, or other political groups on BMO’s behalf as well as any additional limitations on personal political contributions and activities that may apply to you.

•	Be aware that in the U.S., use of company resources (such as email, letterhead, and phones) or facilities for a political purpose may be considered a political contribution made through goods or services and could violate campaign finance laws.

•	Never coerce or pressure other employees to make political contributions or use company assets, resources or personnel to engage in political activities.

•	Always disclose and obtain required approvals for political and public office activities and contributions.

LEARN MORE: Refer to the Managing Conflicts of Interest page for additional information and guidance on Political Activities.

Gifts, Entertainment, other Benefits, and Payments

•	Do not offer, give or receive anything of value (including gifts, entertainment, political/charitable contributions, improper payments, employment opportunities or other benefits) which is intended to, or may, improperly influence a business decision, gain an unfair competitive advantage, obtain business, or compromise (or appear to compromise) the recipient’s or donor’s judgment or honest performance of their duties.

•	Do not directly or indirectly promise, approve or offer anything of value to a Public Official or use an intermediary to do so on your behalf without first seeking approval from the Ethics Office.

[CALL OUT BOX] Did you know?

Gifts and Entertainment need to be logged in BMO’s Gift & Entertainment Tracker (G&E Tracker) and may require pre-approval especially if they involve Public Officials. Some lines of business are subject to more stringent requirements or have their own tracking systems. Ensure that you follow the reporting

BMO’s Code of Conduct

requirements that apply to your role and line of business. If you have any questions about logging and tracking gifts and entertainment visit the G&E Tracker Resources page or contact the Ethics Office.

Private Investments

Certain employees are required to disclose and obtain approval for private investments. Private investments are investments in securities that are not made through a public market, such as a stock exchange or other established trading system. These investments are reviewed for potential, perceived or actual conflicts of interest and to ensure compliance with securities rules and regulations.

Corporate Opportunities

While working at BMO, you may identify a business opportunity that you wish to engage in that BMO also has an interest in pursuing. You have an obligation to advance BMO’s interests and not take away the opportunity from BMO. Remember:

•	Do not compete with BMO or use corporate property, information or your position for improper personal gain.

•	Do not take for yourself an opportunity that is discovered while conducting business for BMO.

Personal Financial Dealings

Personal financial dealings with BMO’s clients (current or former), employees or suppliers are generally prohibited with limited exceptions. If you seek an exception, disclosure and prior approval is required to engage in any of the following transactions:

•	Borrowing or lending money or securities
•	Accepting an inheritance
•	Buying, selling or renting property
•	Acting as Executor, Administrator, Power of Attorney or Trustee of an estate or trust

BMO’s Code of Conduct

•	Investing, or acquiring an interest in a business or business opportunity

Be mindful that you must not approve bank expenditures or make business decisions on behalf of BMO relating to any entity that you, or any member of your immediate family, owns, operates or has a personal investment in. Ensure that you disclose any potential conflicts so they can be identified, avoided or managed.

[CALL OUT BOX] Avoid Potential Conflicts with Suppliers

Do not try to attract prospective clients by implying they could become a BMO supplier, and do not give preferential treatment to suppliers who are also BMO clients. If you have a personal relationship with a potential or existing supplier, you must disclose it as a potential conflict of interest and remove yourself from decisions relating to that supplier.

Personal Relationships

Close personal relationships between employees who work together in supervisory/subordinate roles are prohibited. They create a conflict of interest and raise concerns about favouritism. Always disclose close personal relationships in the workplace to your manager to avoid or manage potential conflicts of interest.

Some examples of close personal relationships are:

•	Relatives
•	Romantic relationships
•	Roommates
•	Business partners

[CALL OUT BOX] Did you know?

Which personal relationships must be disclosed to avoid conflicts?

•	A personal relationship between employees in a supervisory/subordinate role
•	A personal relationship between employees where one may have, or be perceived to have, the ability to influence compensation, work or promotion prospects of the other
•	A personal relationship that you have with a client or supplier that might impair or appear to impair your objectivity and decision making at work

LEARN MORE: Refer to Employee Conduct and Improper Practices for more details.

BMO’s Code of Conduct

Commitment 5: Speak Up!

Commitment 5: Speak Up! [TEXT EMBEDDED IN IMAGE]

We speak up when something doesn’t feel right and support others who raise concerns.

Covered in this Commitment: Speak Up! Toolkit; Speak Up! Service; Cooperate with Investigations and Audits; Manager Accountabilities; Retaliation

Each of us is accountable for speaking up when we have questions or see something that doesn’t seem right. Speaking up is essential to sustaining an Ethical Culture and supports our Purpose: Boldly Grow the Good in business and life. It can take courage to ask questions, share feedback, and raise concerns, but please be candid, be direct and be brave – share all relevant information you have to help us assist you and address your concerns. Know that you will be supported and protected from retaliation when you speak up.

[IMAGE: BMO’s Speak Up! Service]

Canada/USA: 1-844-783-9209

International or collect: 1-647-426-7281*

Visit BMO’s Speak Up! Service to submit a report.

* For international toll free, see Whistleblower Hotline page.

Speak Up! Service

If you observe questionable behaviour that you don’t believe aligns with our Code, or you suspect someone working at BMO or providing a service on behalf of BMO is engaging, planning to engage or already engaged in misconduct, you need to Speak Up! and report your concern.

The Speak Up! Service facilitates secure, confidential, and anonymous reporting 24 hours a day, 7 days a week, in multiple languages.

[CALL OUT BOX] BMO’s Speak Up! Toolkit brings together the key resources that support BMO’s commitment to creating and sustaining a strong Ethical Culture where questions, concerns and feedback can be raised without fear of retaliation.

[IMAGE - Speak Up! Toolkit diagram]

Code of Conduct

WHAT we all need to understand and follow

BMO’s Code of Conduct

Commitment 5: Speak Up!

Speak Up! Playbook

WHO you can raise your concerns to

Whistleblower Process

HOW to report on a confidential and anonymous basis

[CALL OUT BOX] What is Misconduct?

Misconduct is behaviour that falls short of legal, professional, internal conduct or ethical standards. Misconduct conflicts with the Code and could harm BMO’s reputation, employees or others.

Some examples of misconduct you should report include:

Concerns about financial fraud, accounting irregularities, internal controls over financial reporting, or auditing matters

Failing to comply with BMO Policies, legal or regulatory requirements

Manipulating the capital markets or engaging in activities that could result in misleading clients and/or the marketplace

Offering or accepting bribes, kickbacks or facilitation payments

Conflicts of interest

Inappropriately accessing or sharing confidential information

Deceptive or manipulative market practices

Discriminatory comments or hateful social media posts

Harassment or workplace violence

Retaliation

Using the Speak Up! Service

When you raise a concern through the Speak Up! Service you have the option to provide your name and contact information, or you can choose to raise your concern

BMO’s Code of Conduct

anonymously. Keep your concerns factual. Include as much detailed information as possible so that your report can be investigated. Useful details include:

•	date, time and location

•	names of person(s) involved, role(s) and business group

•	the general nature of your concern

•	how you became aware of the issue

•	possible witnesses, and

•	all other information you believe supports your report. Do not upload or attach any potentially sensitive or confidential data from BMO’s systems with your report. We can obtain internal information that relates to your report directly from BMO’s systems.

Every year our Ethics Office receives a small number of reports that can’t be actioned or fully reviewed because limited information is provided. By sharing more information, you will help us to better assist you and investigate the concern.

[CALL OUT BOX] “Speak up when something does not seem right. Ask questions if you are unsure. And in making the right decision, you can count on the unwavering support of the entire organization.”

Darryl White

Chief Executive Officer

[CALL OUT BOX] Did you know?

Confidentiality Limitations and Exceptions

•	We respect if you choose to remain anonymous when reporting a concern. However, in some cases, it may be hard to keep your identity confidential, such as when: You were the only person who saw or experienced the behaviour.
•	You were the only person who received the information.
•	You are the only person who knows about the situation.

In these cases, it’s important to stay in touch with the Ethics Office. We can help you understand your options and provide support.

BMO’s Code of Conduct

Where to Speak Up!

[CALL OUT BOX] Where to Speak Up! To raise a business-related question or concern, consult your manager or one of the departments listed in the Speak Up! Playbook.

If you want to report misconduct, contact one of our reporting channels:

Ethics Office

Oversees BMO’s Whistleblower Process. You can report any type of suspected misconduct, including concerns about financial reporting and accounting irregularities. You can contact us directly (ethics@bmo.com) or through our Speak Up! Whistleblower reporting service.

Global Investigations

For concerns involving internal fraud, criminal conduct, corruption or policy breaches.

Employee Relations

For workplace conflict, harassment, discrimination or other policy matters involving management of employees.

Chief Legal & Compliance Officer, International

For employees in the UK, Europe, Asia and Australia.

Investigations and Audits

You are required to cooperate fully with investigations, audits, examinations and reviews by BMO, governments, regulators and law enforcement agencies. This includes the following:

•	Refer requests for information from regulators and auditors to the Legal and Compliance contacts for your business group. If the request does not identify a specific person, contact one of the departments listed in the Speak Up! Playbook.

•	Do not frustrate, circumvent inquiries, withhold information or make false or misleading statements.

BMO’s Code of Conduct

•	Comply with any notice to preserve records — that is, written requests with instructions to keep records that may be needed for an investigation or legal action.

•	Do not retaliate (or threaten to retaliate) against anyone cooperating with, or giving information to, investigations, audits, examinations or reviews, or allow anyone else to retaliate.

[CALL OUT BOX] CASE STUDY

What if you have a concern about your manager?

Your manager is up against a tight deadline and everyone is feeling the stress. They encourage you to skip a few steps in the review process until the team is caught up on work, even though that goes against bank protocol. What should you do?

When decisions are tough, follow the Doing What’s Right model. It’s important to Pause and Think before you Act. Is what you’re about to do aligned with BMO’s Values, the Code, Policies and Risk Culture? How would this impact others? Would it cause regulatory or reputational harm?

You should express your discomfort to your manager as these actions go against bank protocol. If your manager insists on proceeding, this is the type of concern you should raise through any one of the reporting channels – either your manager once removed, Global Investigations, ER, the Ethics Office or choose to raise anonymously through the Speak Up! Service.

[IMAGE WITH TEXT] The Speak Up! Service facilitates secure, confidential, and anonymous reporting 24 hours a day, 7 days a week, in multiple languages.

What Happens After You Speak Up?

[CALL OUT BOX] Action Will Be Taken

After you raise a concern, it will be referred to the appropriate team for review. No further action is required from you unless you are contacted for more information. For privacy and confidentiality reasons, you will not be provided with specific details of an investigation, including the outcome, but be assured action will be taken in cases where a violation is found.

[IMAGE - flow chart outlining steps of Speak Up! process]

BMO’s Code of Conduct

Triage

Investigation

Follow-up

Concern Raised

Step 1. Triage

If feedback received, shared internally

If alleged Misconduct

Step 2. Investigation by

Employee Relations (for Harassment, Discrimination, Interpersonal Issues) or

Global Investigations (for Policy breach, Corruption, Fraud)

Outcomes shared with Ethics Office including Consequences

Step 3. Follow up with reporter and close file

LEARN MORE: Disciplinary Action – Canada, Disciplinary Action - US, Resolution Program - Canada

Disclose

You must disclose information required by law. You do not need to provide notice to or get consent from BMO when you report possible violations of laws or regulations to a governmental agency or regulator or respond to formal inquiries or testify in connection with your report.

Manager Speak Up! Accountabilities

BMO is committed to creating an environment where employees can speak up and be candid without fear of retaliation. Managers must lead by example and create an environment where their team members always feel safe speaking up. Managers have an obligation to protect employees who speak up against retaliation in any form.

[CALL OUT BOX] What We Expect of our People Managers

If your role involves leading or managing people, you are accountable for creating safe spaces and leading by example. This includes

•	Setting the stage – be fair and respectful, admit uncertainty and remind your team their input matters.

•	Inviting Engagement – ask for ideas and feedback, listen without judging and be curious and open.

BMO’s Code of Conduct

•	Responding Productively – show empathy, remain calm, recognize success and failures, escalate concerns appropriately and act on what you promise.

[IMAGE WITH TEXT] It starts with you.

How you react and respond determines if someone will feel safe speaking up again.

Protecting Against Retaliation

BMO’s culture is open – this means we are fair, transparent and accountable. Employees can voice concerns openly, without fear of retaliation. We do not tolerate retaliation, or threats of retaliation, against anyone who reports a concern, supports an employee to report a concern, or participates in an investigation.

Retaliation

Retaliation can be any action that discourages or punishes an employee for speaking up, or for being supportive of someone who is speaking up.

Retaliation violates the Code, and it is also against the law in most of the jurisdictions where we operate. Never retaliate against anyone who raises a concern. Take concerns you receive seriously and never make anyone feel they were wrong to raise them. Confirmed retaliation will result in consequences.

How We Help Prevent Retaliation

We take several steps to make sure retaliation doesn’t happen:

•	We offer training so everyone understands what retaliation is.
•	We offer different ways for employees to raise concerns, including anonymously.
•	For serious disciplinary actions or terminations, Employee Relations may review the decision to ensure it’s not retaliatory.
•	We may check in with employees who share their contact information to confirm they aren’t experiencing retaliation.

Examples of Retaliation can Include:

•	an unjustified decision affecting your compensation or performance rating

BMO’s Code of Conduct

•	withholding work-related information
•	excluding someone from an important meeting or work-related event

LEARN MORE: The Whistleblower Process explains how BMO protects employees against retaliation.

[CALL OUT BOX] Did you know?

Retaliation includes firing, demoting, harassing, disciplining, discriminating against, taking adverse job action or any other behaviour that threatens or punishes an employee who in good faith:

•	Reports suspected misconduct by another employee, either internally or externally

•	Reports an incident of harassment, including sexual harassment or discrimination, either internally or externally

•	Provides information, participates or otherwise assists in any investigation of a concern

•	Refuses to engage in misconduct or prevents misconduct from being committed

•	Questions whether something is ethical or in accordance with the Code

•	Encourages or supports an employee to report a concern

[IMAGE WITH TEXT] Unsure if your actions may be perceived as retaliation? Seek guidance from Employee Relations before proceeding.

[CALL OUT BOX] If you feel that you have been retaliated against for raising a concern, report it to Ethics, Employee Relations or through the Speak Up! Service.